Filed by BYTE Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Airship AI Holdings, Inc.
Commission File Number: 333-274464

BYTE Acquisition Corp. and Airship AI Holdings, Inc. Announce Filing of Definitive Proxy Statement and Extraordinary General Meeting on December 15, 2023 to Vote on Business Combination

Extraordinary General Meeting of BYTE Acquisition Corp. (“BYTE”) Shareholders to Approve the Proposed Business Combination with Airship AI Holdings, Inc. (“Airship AI”), will be Held on December 15, 2023, at 4:30 p.m. ET

Shareholders, as of the Close of Business on the Record Date of November 21, 2023, are Encouraged to Vote Their Shares

BYTE’s Board of Directors Recommends Shareholders Vote “FOR” All of the Proposals at the Extraordinary General Meeting

For More Information, BYTE’s Shareholders are Encouraged to Carefully Read the Entire Definitive Proxy Statement Filed in Connection with the Proposed Business Combination

Redmond, WA & New York, NY – December 7, 2023 – BYTE Acquisition Corp. (NASDAQ: BYTS), a special purpose acquisition company (“BYTE”), and Airship AI Holdings, Inc. (“Airship AI”), a robust AI-driven data management platform that solves complex data challenges for large institutions operating in dynamic and mission-critical environments with rapidly increasing volumes of data being ingested from a similarly rapidly growing number of data sources, today announced that BYTE’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the previously announced proposed business combination (the “Business Combination”) with Airship AI has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2023.

The filing of the definitive Proxy Statement/Prospectus is an important step in Airship AI becoming a publicly traded company, with the goal of being listed on the Nasdaq at the close of the transaction.

BYTE will commence mailing of the Proxy Statement/Prospectus, which contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of the BYTE shareholders (the “Extraordinary General Meeting”), to BYTE shareholders of record as of the close of business on the record date of November 21, 2023.

The Extraordinary General Meeting to approve the Business Combination is scheduled to be held on December 15, 2023, at 4:30 p.m. ET. The Extraordinary General Meeting will be held virtually and can be accessed via a live audio webcast at https://www.cstproxy.com/byteacquisition/egm2023. If the proposals at the Extraordinary General Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Upon closing of the Business Combination, the combined entity is expected to be listed on Nasdaq under the ticker symbol “AISP”.

Every shareholder’s vote matters, regardless of the number of shares held. Accordingly, BYTE encourages shareholders to vote by submitting their proxies as soon as possible and by no later than 11:59 p.m. EST on December 14, 2023, to ensure that the shareholder’s shares will be represented at the Extraordinary General Meeting. Proxies may be submitted by Internet or mail. Additional instructions may be found in the Proxy Statement/Prospectus and on the proxy card. BYTE’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination with Airship AI and all other proposals at the Extraordinary General Meeting. Shareholders who hold shares in “street name” (i.e., those shareholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

If any individual BYTE shareholder has not received a copy of the Proxy Statement, such shareholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Morrow Sodali LLC, BYTE’s proxy solicitor, by email at BYTS.info@morrowsodali.com. Individuals may also call Morrow Sodali toll free at (800) 662-5200; banks and brokers can call (203)-658-9400.

About Airship AI Holdings, Inc.

Founded in 2006, Airship AI is a U.S. owned and operated technology company headquartered in Redmond, Washington. Airship AI is an AI-driven video, sensor and data management surveillance platform that improves public safety and operational efficiency for public sector and commercial customers by providing predictive analysis of events before they occur and meaningful intelligence to decision makers. Airship AI’s product suite includes Outpost AI edge hardware and software offerings, Acropolis enterprise management software stack, and Command family of visualization tools.

For more information, visit https://airship.ai.

About BYTE Acquisition Corp.

BYTE is a technology-focused blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

This press release is provided for information purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among Airship AI, BYTE and BYTE Merger Sub, Inc., a wholly-owned subsidiary of BYTE, in connection with the transactions contemplated in the business combination agreement. In connection with the Proposed Business Combination, BYTE has filed with the SEC a Registration Statement on Form S-4, which includes the Proxy Statement/Prospectus (as amended from time to time, the “Registration Statement”). A full description of the terms of the Proposed Business Combination is provided in the Registration Statement. BYTE urges investors, shareholders and other interested persons to read the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about BYTE, Airship AI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain a copy of the Proxy Statement/Prospectus, without charge, by directing a request to: BYTE Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022. The definitive Proxy Statement/Prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

BYTE and Airship AI and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination described herein under the rules of the SEC. Information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is included in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described above.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Airship AI following the Proposed Business Combination; (3) changes in the market for Airship AI’s services and technology, expansion plans and opportunities; (4) Airship AI’s unit economics; (5) the sources and uses of cash in connection with the Proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (7) the projected technological developments of Airship AI; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by BYTE’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BYTE’s and Airship AI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BYTE and Airship AI. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and the other documents that BYTE has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither BYTE nor Airship AI presently know or that BYTE and Airship AI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect BYTE’s and Airship AI’s expectations, plans or forecasts of future events and views as of the date of this press release. BYTE and Airship AI anticipate that subsequent events and developments will cause BYTE’s and Airship AI’s assessments to change. However, while BYTE and Airship AI may elect to update these forward-looking statements at some point in the future, BYTE and Airship AI specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BYTE’s and Airship AI’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Sam Gloor
CEO & CFO
BYTE Acquisition Corp.
sam.gloor@bytespac.com
+1 (917) 969-9250

Airship AI Investor Contact:

Chris Tyson/Larry Holub

MZ North America

949-491-8235

AISP@mzgroup.us

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